UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E Friess Drive

Scottsdale, AZ 85254

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  X . Form 20-F .☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

Other Events

On November 26, 2014, Tombstone Exploration Corporation, a Canadian federal corporation (“Tombstone” or the “Company”)  announced that the financing commitment of EuroGas, Inc., a Utah corporation (“EuroGas Utah”), in the amount of $5 million USD for extensive drilling in its wholly owned USA porphyry copper-gold project in Arizona, USA is back on track.

In August 2014, Tombstone had filed a lawsuit in the United States District Court for the District of Utah against EuroGas Utah, EuroGas, A.G., a Swiss stock corporation (“EuroGas Swiss”), ZB Capital, A,G., a Swiss corporation and Riata Minerals, Inc., et al. (collectively, the “Defendants”) for breaches of various agreements related to the Defendants financing commitment to the Company. This lawsuit has since been dismissed as a result of the parties’ agreement to certain terms for EuroGas, Inc. to continue with its financing commitment which initially began in May 2014. The second phase of the financing commitment is expected to be received by the Company in January, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2014	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer